

Mail Stop 3030

May 7, 2010

Via Fax and U.S. Mail

Joseph W. Schmidt
Vice President, General Counsel & Secretary
Dover Corporation
280 Park Avenue
New York, NY 10017

> **Re: Dover Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 001-04018**

Dear Mr. Schmidt:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III, page 85

1. In connection with our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, we note your disclosure on page 15 of your proxy statement that your compensation consultant and its affiliates were retained to provide services unrelated to executive compensation. In future filings, please disclose whether the decision to engage the consultant and its affiliates for these other services was made, or recommended, by management.

Item 11. Executive Compensation, page 85

2.   We note your disclosure under the caption "Risk Assessment" on page 25 of your proxy statement incorporated by reference into your Form 10-K that your compensation committee asked Mercer to assess the risk associated with your executive compensation programs. Please advise us in greater detail of the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3635 with any questions.

Sincerely,

Timothy Buchmiller
Senior Attorney